# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: First Community Corporation, CIK 0000932781
CUSIP: 319835104
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 5455 Sunset Boulevard, Lexington, South Carolina (SC), 29072
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001552781-24-000591
Filed by CIK 0001767803

## Reporting persons
- Fourthstone LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 326,393; sole dispositive power 0; shared dispositive power 326,393; aggregate amount beneficially owned 326,393 (4.27% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- Fourthstone Master Opportunity Fund Ltd: citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 250,431; sole dispositive power 0; shared dispositive power 250,431; aggregate amount beneficially owned 250,431 (3.28% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- Fourthstone GP LLC: citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 75,962; sole dispositive power 0; shared dispositive power 75,962; aggregate amount beneficially owned 75,962 (0.99% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- Fourthstone QP Opportunity Fund LP: citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 75,089; sole dispositive power 0; shared dispositive power 75,089; aggregate amount beneficially owned 75,089 (0.98% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- Fourthstone Small-Cap Financials Fund LP: citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 873; sole dispositive power 0; shared dispositive power 873; aggregate amount beneficially owned 873 (0.01% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- L. Phillip Stone, IV: citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 326,393; sole dispositive power 0; shared dispositive power 326,393; aggregate amount beneficially owned 326,393 (4.27% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).

## Item 1. Issuer
Name of issuer: First Community Corporation
Address of issuer's principal executive offices: 5455 Sunset Boulevard, Lexington, SC 29072

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Fourthstone LLC, a Delaware Limited Liability Company and Investment Adviser ("Fourthstone"). The persons reporting information on this Schedule 13G include, in addition to Fourthstone, a company incorporated in the Cayman Islands ("Fourthstone Master Opportunity Fund"), a Delaware Limited Partnership ("Fourthstone QP Opportunity"), a Delaware Limited Partnership ("Fourthstone Small-Cap Financials"), a Delaware Limited Liability Company ("Fourthstone GP, " General Partner of Fourthstone QP Opportunity and Fourthstone Small-Cap Financials), and L. Phillip Stone, IV, a citizen of the United States of America, who is the Managing Member of Fourthstone and Fourthstone GP (each, a "Reporting Person" and, together, the "Reporting Persons"). Fourthstone directly holds 326,393 shares of Common Stock on behalf of its advisory clients. Each of the Reporting Persons listed in this filing certify the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is as follows: The registered office of Fourthstone LLC, Fourthstone Master Opportunity Fund Ltd., Fourthstone GP LLC, Fourthstone QP Opportunity Fund LP, Fourthstone Small-Cap Financials Fund LP is 575 Maryville Centre Drive, Suite 110, St. Louis, MO 63141.
Citizenship: See response to Item 4 of each of the cover pages.

## Item 4. Ownership
Amount beneficially owned: Fourthstone LLC acquired the Issuer's shares in the ordinary course of business as a registered investment adviser and not with the purpose nor with the effect of influencing the control of the Issuer. Fourthstone GP LLC is the general partner of and may be deemed to beneficially own securities owned by Fourthstone QP Opportunity Fund LP and Fourthstone Small-Cap Financials Fund LP. L. Phillip Stone, IV, is the Managing Member of Fourthstone LLC and Fourthstone GP and may be deemed to beneficially own securities owned by Fourthstone.The percentages reported in Row 11 of each cover page are based on 7,640,648 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of November 12, 2024, based on the Issuer's Form 10-Q filed with the SEC on November 12, 2024.
Percent of class: 4.27
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Fourthstone LLC: Amy M. Stone, Chief Executive Officer (02/14/2025)
- Fourthstone Master Opportunity Fund Ltd: Amy M. Stone, Chief Executive Officer (02/14/2025)
- Fourthstone GP LLC: L. Phillip Stone, IV, Managing Member of Fourthstone GP LLC (02/14/2025)
- Fourthstone QP Opportunity Fund LP: Amy M. Stone, Chief Executive Officer (02/14/2025)
- Fourthstone Small-Cap Financials Fund LP: Amy M. Stone, Chief Executive Officer (02/14/2025)
- L. Phillip Stone, IV: L. Phillip Stone, IV, Self, Principal owner of Fourthstone LLC (02/14/2025)